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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

For the month of      December 8    , 2004.
                  ------------------    --

Commission File Number
                       ----------------------



                          WESTERN FOREST PRODUCTS INC.
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                WESTERN FOREST PRODUCTS INC.
                                             -----------------------------------
                                                        (Registrant)


Date             January 21, 2005            By         /s/ P.G. Hosier
      -----------------------------------       --------------------------------
                                                         (Signature)*
                                                      Philip G. Hosier
                                                    Corporate Secretary

-----------------
* Print the name and title under the signature of the signing officer.

                    PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
SEC 1815 (11-02)    CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                    THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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[WESTERN FOREST PRODUCTS LOGO] WESTERN FOREST PRODUCTS INC.

DECEMBER 7, 2004
FOR IMMEDIATE RELEASE

                LOG SHORTAGE CAUSES EARLY TEMPORARY SHUTDOWN OF
                              WFP VANCOUVER MILL.

DUNCAN, BC. An unanticipated log shortage has caused Western Forest Products Inc. (TSX: WEF) to close its Silvertree saw mill in Vancouver two weeks ahead of its planned Christmas shutdown.

The mill will close at the end of the last shift on Friday, December 10th, and re-open on January 17th, 2005. It had been scheduled to close from December 23rd to January 4th, 2005.

"Poor winter weather has affected our towing of logs the mill needs from the Island," says Reynold Hert, President and Chief Executive Officer, Western Forest Products.

"The cedar market in the U.S. also continues to be soft in anticipation of a ruling on countervail dumping charges, and we have enough inventory available to take care of immediate needs," says Hert. "Extending the shutdown another two weeks into January made sense. Employees were advised as soon as the decision was made."

Western Forest Products is an integrated Canadian forest products company and the second largest coastal woodland operator in BC. Principal activities conducted by WFP include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value added manufacturing, and producing NBSK pulp. Its products are sold in 30 countries worldwide.

                                      -30-

Media Contract: Gary Ley - 604-601-8234